Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

17 March,


05006817

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH, D.C.
202
SECTION

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 17 March, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

Franciska Janzon
Investor Relations Manager

INCREASE IN KCI KONECRANES SHARE CAPITAL REGISTERED

The 600 new shares subscribed with option rights pursuant to KCI Konecranes Plc's stock options of the 1999 series A have been registered in the Finnish Trade Register on 17 March, 2005.

As a result of the subscription KCI Konecranes' share capital increased by EUR 1,200, to EUR 28,621,260 and the total number of shares increased to 14,310,630.

Trading in these shares will start on 18 March, 2005.

KCI Konecranes. A world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4,850 employees in 35 countries all over the world.

KCI KONECRANES PLC



Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer
Phone +358 20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media

DEUTSCHE BANK AG INCREASED ITS HOLDING IN KCI KONECRANES PLC

This is a notice under Chapter 2, Section 10 of the Finnish Securities Market Act.

Deutsche Bank AG notified on 16 March 2005 that the aggregate holding by Deutsche Bank AG and its subsidiary companies has exceeded 5% of the total shares and voting rights of KCI Konecranes Plc.

Deutsche Bank AG informed that as at the close of business on 15 March 2005, Deutsche Bank AG, and its subsidiary companies had the dispositive rights to 983,629 shares of KCI Konecranes Plc, representing 6.87% of the company's total amount of shares. Out of these shares Deutsche Bank AG, and its subsidiary companies had the voting rights pertaining to 960,629 shares or 6.71% of the company's outstanding shares.

KCI Konecranes has only one class of shares and each share entitles to one vote. The share capital is EUR 28,621,260 and the total number of shares is 14,310,630.

KCI Konecranes, headquartered in Hyvinkää, Finland is a world leading Engineering Group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and a leading provider of shipyard cranes. In 2004, Group sales totalled EUR 728 million. The Group has 4850 employees in 35 countries all over the world.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Ms. Franciska Janzon, IR-Manager
Tel. +358-20 427 2043

DISTRIBUTION
Helsinki Stock Exchange
Media